Regulus Therapeutics Inc.

10614 Science Center Drive

San Diego, CA 92121

(858) 202-6300

February 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Irene Paik

Re:	Regulus Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-222745

Acceleration Request

Requested Date:    Thursday, February 8, 2018

Requested Time:    4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regulus Therapeutics Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Thursday, February 8, 2018, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Kenneth J. Rollins of Cooley LLP at (858) 550-6136 or Asa M. Henin of Cooley LLP at (858) 550-6104.

Sincerely,

REGULUS THERAPEUTICS INC.

By:	/s/ Joseph P. Hagan
Joseph P. Hagan
President and Chief Executive Officer